Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Murten, 28.07.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

dlo 8/4

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Invitation to the Saia-Burgess Teleconference
Tuesday, August 2, 2005, 10.00 a.m.

Subject	– **Half year results 2005** – **Presentation of the future prospects for Saia-Burgess**
Speakers	– **Daniel Hirschi**, Delegate of the Board of Directors and CEO – **Preben Sundenaes**, CFO – **Valeria Poretti-Rezzonico**, Director Communication, Investor Relations, Marketing
Date/time	**Tuesday, August 2, 2005, 10.00 a.m.** (CET) The Teleconference is set to last for one hour. The Teleconference will be recorded. A recording of the Teleconference can be heard on Tuesday, August 2, 2005 from 16.00 hrs. on the special website www.saia-burgess.com/shareholders.
Dialling-up	For participants from Switzerland and continental Europe: +41 (0) 225 927 011 For participants from Great Britain: +44 (0) 207 162 0179 For participants from the US: +1 33 4323 6203 For participants from Asia: +65 6832 2171 Please dial one of the above-mentioned telephone numbers approx. 10 minutes before the start of the conference and wait until the operator announces that the conference has started.
Presentation and questions	After the presentation the speakers will answer your questions. The presentation will be available for viewing on the special website www.saia-burgess.com/shareholders from 7.00 a.m. Tuesday, August 2, 2005.
Language	The presentation language will be English, questions can of course be put in German.
Questions on the Teleconference	Should you have any questions please contact: Marianne Meier Saia-Burgess Electronics Holding AG Bahnhofstrasse 18 CH – 3280 Murten Email: marianne.meier@saia-burgess.com Tel. +41 (0) 26 672 72 03 Fax +41 (0) 26 672 71 99

Dispatch: July 28, 2005